Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group SA

REGISTRATION IN THE SECURITIES REGISTRY No. 306

Santiago, November 15, 2022

Mrs.

Solange Berstein Jáuregui

President

Commission for the Financial Market

Av. Libertador Bernardo O´Higgins 1449

Santiago

Ref.:	Communicates Material Fact

Mrs. President,

In accordance with the provisions of articles 9 and 10 of Law No. 18.045 on Securities Market, and as established in the Commissions’ General Rule No. 30 of 1989, I hereby inform as material fact that at the Extraordinary Shareholders’ Meeting (the “Meeting”) of LATAM Airlines Group SA (“LATAM”) held on this same date, the shareholders of LATAM proceeded to elect the members of the Board of Directors of LATAM, which will last in their positions for two years.

In the election that took place in the Meeting, the following persons were elected as Directors:

1.	Ignacio Cueto Plaza;
2.	Sonia J.S. Villalobos;
3.	Bouk van Geloven;
4.	Antonio Gil Nievas;
5.	Alexander D. Wilcox;
6.	Bornah Moghbel;
7.	Enrique Cueto Plaza;
8.	Michael Neruda; and
9.	Frederico Curado (as independent director).

It is hereby stated that, at a Board Meeting held on this same date, Mr. Ignacio Cueto Plaza and Mr. Bornah Moghbel were appointed as Chairman and Vice-Chairman of the Board of Directors, respectively. Likewise, it is reported that, in accordance with article 50 bis of Law No. 18.046 on Corporations, the Directors Messrs. Frederico Curado (as independent director), and Michael Neruda and Sonia J.S. Villalobos were elected as members of the Directors’ Committee.

Sincerely,

Juan Carlos Menció
Legal Vice President
LATAM Airlines Group SA